UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Egalet Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

28226B104

(CUSIP Number)

Cetus Capital III, L.P.

Littlejohn Opportunities Master Fund LP

OFM II, L.P.

VSS Fund, L.P.

8 Sound Shore Drive

Suite 303
Greenwich, CT 06830
(203) 552-3500

Copy to:

Shon Glusky, Esq.

Jason Schendel, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 634-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28226B104

1.	Name of Reporting Person: Cetus Capital III, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0(1)

	6.	Shared Voting Power: 0(1)

	7.	Sole Dispositive Power: 0(1)

	8.	Shared Dispositive Power: 0(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0%(1)

12.	Type of Reporting Person (See Instructions): OO

(1)   According to a Current Report on Form 8-K filed by the issuer with the SEC on February 1, 2019, on January 31, 2019 (the “Effective Date”), in connection with the Confirmation Plan confirming the issuer’s Plan under Chapter 11 of the Bankruptcy Code, among other things, all of the issuer’s common stock and all other equity interests in the Company outstanding on the Effective Date prior to the consummation of the transactions contemplated by such Confirmation Plan were cancelled.

CUSIP No. 28226B104

1.	Name of Reporting Person: Littlejohn Opportunities Master Fund LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0(1)

	6.	Shared Voting Power: 0(1)

	7.	Sole Dispositive Power: 0(1)

	8.	Shared Dispositive Power: 0(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0%(1)

12.	Type of Reporting Person (See Instructions): OO

(1)   According to a Current Report on Form 8-K filed by the issuer with the SEC on February 1, 2019, on January 31, 2019 (the “Effective Date”), in connection with the Confirmation Plan confirming the issuer’s Plan under Chapter 11 of the Bankruptcy Code, among other things, all of the issuer’s common stock and all other equity interests in the Company outstanding on the Effective Date prior to the consummation of the transactions contemplated by such Confirmation Plan were cancelled.

CUSIP No. 28226B104

1.	Name of Reporting Person: OFM II, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0(1)

	6.	Shared Voting Power: 0(1)

	7.	Sole Dispositive Power: 0(1)

	8.	Shared Dispositive Power: 0(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0%(1)

12.	Type of Reporting Person (See Instructions): OO

(1)   According to a Current Report on Form 8-K filed by the issuer with the SEC on February 1, 2019, on January 31, 2019 (the “Effective Date”), in connection with the Confirmation Plan confirming the issuer’s Plan under Chapter 11 of the Bankruptcy Code, among other things, all of the issuer’s common stock and all other equity interests in the Company outstanding on the Effective Date prior to the consummation of the transactions contemplated by such Confirmation Plan were cancelled.

CUSIP No. 28226B104

1.	Name of Reporting Person: VSS Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0(1)

	6.	Shared Voting Power: 0(1)

	7.	Sole Dispositive Power: 0(1)

	8.	Shared Dispositive Power: 0(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0%(1)

12.	Type of Reporting Person (See Instructions): OO

(1)   According to a Current Report on Form 8-K filed by the issuer with the SEC on February 1, 2019, on January 31, 2019 (the “Effective Date”), in connection with the Confirmation Plan confirming the issuer’s Plan under Chapter 11 of the Bankruptcy Code, among other things, all of the issuer’s common stock and all other equity interests in the Company outstanding on the Effective Date prior to the consummation of the transactions contemplated by such Confirmation Plan were cancelled.

CUSIP No. 28226B104

Item 1(a).	Name of Issuer: Egalet Corporation (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 600 Lee Road, Suite 100 Wayne, Pennsylvania 19087

Item 2(a).

Name of Person(s) Filing:
This statement is filed by the entities listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i) Cetus Capital III, L.P., a Delaware limited partnership, whose general partner is Littlejohn Associates V, L.L.C., a Delaware limited liability company.

(ii) Littlejohn Opportunities Master Fund LP, a Cayman Islands limited partnership, whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company.

(iii) OFM II, L.P., a Delaware limited partnership, whose general partner is Littlejohn Opportunities GP II, LLC, a Delaware limited liability company.

(iv) VSS Fund, L.P., a Delaware limited partnership, whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830.
Item 2(c).	Citizenship: See Item 4 of each cover page.
Item 2(d).	Title of Class of Securities: See the cover page of this filing.
Item 2(e).	CUSIP Number: 28226B104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 28226B104

Item 4.	Ownership.
(a) Amount beneficially owned: See Item 9 of each cover page.
(b) Percent of class: See Item 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 28226B104

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2019	Cetus Capital III, L.P.

By: Littlejohn Associates V, L.L.C., its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Dated: February 12, 2019	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Dated: February 12, 2019	OFM II, LP

By: Littlejohn Opportunities GP II, LLC, its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Dated: February 12, 2019	VSS Fund, L.P.

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

CUSIP No. 28226B104

EXHIBIT INDEX

Exhibit

Exhibit A:	Joint Filing Agreement.

CUSIP No. 28226B104

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Egalet Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 12, 2019.

Dated: February 12, 2019	Cetus Capital III, L.P.

By: Littlejohn Associates V, L.L.C., its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Dated: February 12, 2019	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Dated: February 12, 2019	OFM II, LP

By: Littlejohn Opportunities GP II, LLC, its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Dated: February 12, 2019	VSS Fund, L.P.

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory